SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 2)*
TRANS WORLD ENTERTAINMENT CORPORATION
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
89336Q100
(CUSIP Number)
Julian M. Benscher
Sherwood Investments Overseas Limited
13613 Honeycomb Road
Groveland, Florida 34736
(352-429-2101)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Paul Davis Fancher, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308
(404-885-3000)
June 3, 2008
(Date of Event That Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Sherwood Investments Overseas Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		632,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,400[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 All of the shares reported on this Schedule 13D are held directly by Sherwood Investments Overseas Limited, which is wholly owned by Sherwood Trust. The trustee for Sherwood Trust is Overseas Trust Company Limited. Ms. Iseppi and Dr. Trepp are agents of Overseas Trust Company Limited. Mr. Benscher is the Authorized Signatory for Sherwood Investments Overseas Limited.

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Sherwood Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		632,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Overseas Trust Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		632,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Julian Mark Benscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		632,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Esther Iseppi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		632,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	89336Q100

1	NAMES OF REPORTING PERSONS Dr. Urs Trepp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		632,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		632,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	632,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Sherwood Investments Overseas Limited, Sherwood Trust, Overseas Trust Company Limited, Julian Mark Benscher, Esther Iseppi, and Dr. Urs Trepp (collectively, the “Reporting Persons”) and amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 10, 2007 (the “Initial Statement”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on December 14, 2007. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Initial Statement.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following:
     The Reporting Persons have determined not to pursue a transaction with the Issuer at this time.
     The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Issuer. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may contact and consult with other shareholders of the Issuer concerning the Issuer, its prospects, and any or all of the foregoing matters.
     The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer.
Items 5(a), (b), (c) and (e) are hereby amended as set forth below:
     (a)     As of the close of business on June 3, 2008, each Reporting Person is deemed to be the beneficial owner of 632,400 shares of the Issuer’s Common Stock, constituting approximately 2.03% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 31,186,247 shares outstanding, which is the total number of shares outstanding as of March 28, 2008 as reported in the Issuer’s Annual Report on Form 10-K filed on April 17, 2008 for the year ended February 2, 2008.
     (b)     The table below sets forth for each of the Reporting Persons the number of Issuer’s Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

			Sole Power to	Shared Power to
	Sole Power to	Shared Power to	Dispose/Direct	Dispose/Direct
Reporting Person	Vote/Direct Vote	Vote/Direct Vote	Disposition	Disposition
Sherwood Investments Overseas Limited	0	632,400	0	632,400

Sherwood Trust	0	632,400	0	632,400

Overseas Trust Company Limited	0	632,400	0	632,400

Julian Mark Benscher	0	632,400	0	632,400

Esther Iseppi	0	632,400	0	632,400

Dr. Urs Trepp	0	632,400	0	632,400

     (c)     The transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past 60 days are as contained in Exhibit B attached hereto. Except as described in Exhibit B, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons any of their directors, executive officers or control persons, have effected any other transactions with respect to the Issuer’s Common Stock during the past 60 days.
     (e)     The Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on June 3, 2008.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended and restated as set forth below:

Exhibit A	Joint Filing Agreement, dated December 10, 2007, by and among Sherwood Investments Overseas Limited, Sherwood Trust, Overseas Trust Company Limited, Julian Mark Benscher, Esther Iseppi, and Dr. Urs Trepp (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed on December 10, 2007).

Exhibit B	Schedule of transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 4, 2008

SHERWOOD INVESTMENTS OVERSEAS LIMITED
By:	/s/ Julian Mark Benscher
	Name:	Julian Mark Benscher
	Title:	Authorized Signatory

SHERWOOD TRUST By: Overseas Trust Company Limited, its Trustee
By:	/s/ Urs Trepp
	Name:	Dr. Urs Trepp
	Title:	Director

OVERSEAS TRUST COMPANY LIMITED
By:	/s/ Urs Trepp
	Name:	Dr. Urs Trepp
	Title:	Director

JULIAN MARK BENSCHER
/s/ Julian Mark Benscher

ESTHER ISEPPI
/s/ Esther Iseppi

DR. URS TREPP
/s/ Urs Trepp

EXHIBIT INDEX

Exhibit	Description

A
Joint Filing Agreement, dated December 10, 2007, by and among Sherwood Investments Overseas Limited, Sherwood Trust, Overseas Trust Company Limited, Julian Mark Benscher, Esther Iseppi, and Dr. Urs Trepp (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed on December 10, 2007).

B	Schedule of transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days.

Exhibit B
SCHEDULE OF TRANSACTIONS IN THE ISSUER’S COMMON STOCK
BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

	Number of Shares
Date of Transaction	Purchased/(Sold)	Price Per Share
May 2, 2008	(13,000)	$3.65
May 6, 2008	(600)	$3.28
May 8, 2008	(21,000)	$2.6686
May 9, 2008	(8,000)	$2.53
June 3, 2008	(1,125,000)	$2.64
June 3, 2008	(22,500)	$2.7071